Exhibit (n)(3)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Member

Eagle Point Credit Company LLC

We consent to the use of our report dated July 7, 2014, included herein, with respect to the consolidated statement of assets, liabilities and partners’ capital of Eagle Point Credit Partners LP and Subsidiaries as of December 31, 2013, including the consolidated schedule of investments, the related consolidated statements of operations and cash flows for the year then ended, and the consolidated statements of changes in partners’ capital and financial highlights for the year then ended and for the period from November 30, 2012 (commencement of operations) through December 31, 2012, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Prospectus.

/s/ KPMG LLP

New York, NY

October 6, 2014